Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

December 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:   Mitchell Austin

Kathleen Collins

David Edgar

Jan Woo

Re: HashiCorp, Inc.

Registration Statement on Form S-1

File No. 333-260757

Acceleration Request

Requested Date: December 8, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of HashiCorp, Inc., a Delaware corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on December 8, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 1,642 copies of the Preliminary Prospectus, dated November 29, 2021, and included in the above-named Registration Statement, as amended, were distributed during the period from November 29, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned Representatives, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

By: MORGAN STANLEY & CO. LLC
By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Will Connolly
Name:	Will Connolly
Title:	MD TMT ECM, Partner

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Eric Prengel
Name:	Eric Prengel
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]